EXHIBIT 99.1

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is made as of July 7, 2022 (the “Agreement Date”), with an effective date of July 21, 2022 (the “Effective Date”), by Flora Growth Management Corp., a Florida corporation with a principal business address located at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, FL 33312 (“Flora Management”), and Elshad Garayev (“Executive”). Executive and Flora Management are referred to as “Parties” or “Party” herein.

WHEREAS, Flora Management, a wholly owned subsidiary of Flora Growth Corp., a corporation formed under the laws of Ontario, Canada and publicly traded on the NASDAQ Capital Market (“Flora Growth”), desires to employ Executive as its Chief Financial Officer (“CFO”); and

WHEREAS, prior to assuming the title of CFO, Executive shall initially join Flora Management as VP of Finance and shall transition to CFO as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties agree as follows:

1. Term

Flora Management shall employ Executive, and Executive shall be employed by Flora Management, upon the terms and conditions set forth in this Agreement. Unless terminated earlier pursuant to Section 5 below, Executive’s employment pursuant to this Agreement shall be for a period of three (3) years commencing on the Effective Date and ending on July 20, 2025 (the “Term”). Non-renewal of this Agreement shall not constitute a termination of Executive under this Agreement for purposes of Section 5 below. The period of Executive’s employment with Flora Management shall be the “Employment Period.”

2. Title; Duties

(a) Commencing on the Effective Date, Executive shall be employed as VP of Finance. On the earlier to occur of (i) the date that Flora Growth’s current CFO ceases to serve in such role or (ii) the business day following the date on which Flora Growth files with the Securities and Exchange Commission its unaudited financial statements for the six-month period ended June 30, 2022, Executive shall be designated as CFO and shall become Flora Growth’s principal financial and accounting officer. Executive shall report to the Chief Executive Officer (“CEO”) of Flora Management, who shall have the final and exclusive authority to direct, control and supervise the activities of Executive. Executive shall perform such services consistent with his position as may be assigned to him from time to time by the CEO. Executive is employed in a fiduciary relationship with Flora Management. In addition to the foregoing, Executive shall perform duties consistent with his appointment from time to time to any other executive positions with Flora Management or any of Flora Management’s related or affiliated entities including, but not limited to, Flora Growth (collectively, the “Flora Affiliates”). For the avoidance of doubt, Executive may be appointed, removed, and reappointed to or from executive and directorship positions of any Flora Affiliate and any such action, other than a removal of Executive as an executive of Flora Management shall not constitute a termination of Executive under this Agreement.

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(b) Executive shall carry out his duties set forth in this Agreement at his home office in Illinois or remotely; provided, however, that Executive’s duties require extensive and extended travel, which the parties expect, may involve travel approximately forty percent (40%) of the time with fluctuations based upon business exigencies.

3. Extent of Services

(a) General. Except as provided herein, Executive shall devote a substantial majority of his business time, attention, skill, and effort to the performance of his duties under this Agreement. Executive may, to the extent such activities do not impair the performance of his duties to Flora Management or the Flora Affiliates: (i) engage in personal investments and charitable, professional, and civic activities; (ii) serve on boards of directors (or other governing bodies) of non-competitive corporations (or other entities) other than Flora Management and the Flora Affiliates; and (iii) engage in such additional activities and serve on such additional boards of directors (or other governing bodies) as the Flora Growth Board shall approve (collectively, “Outside Activities”); provided, however, that Executive shall promptly cease any Outside Activity if directed to do so by the board of directors of Flora Growth (the “Flora Growth Board”) in its sole and absolute discretion. Executive shall not serve on the board of directors (or other governing body) of any corporation (or any other entity) that engages in activities in competition with those of Flora Management or the Flora Affiliates, nor shall Executive engage in activities that would create an actual or apparent conflict of interest, in each case as determined by the Flora Growth Board in its sole and absolute discretion. Executive shall perform his duties to the best of his ability, shall adhere to Flora Management’s published policies and procedures, and shall use his best efforts to promote the interests, reputation, business, and welfare of both Flora Growth and Flora Management.

4. Compensation and Benefits

(a) Salary. Flora Management shall pay Executive a gross annual base salary (“Base Salary”) of $275,000. For the avoidance of doubt, Executive shall not be entitled to receive any other salary to the extent he serves as an officer, director, or employee of any other Flora Affiliate. The Base Salary, minus such deductions as may be required by law or reasonably requested by Executive, shall be paid in accordance with Flora Management’s normal payroll practices but not less frequently than monthly. The Flora Growth Board shall review Executive’s Base Salary annually in conjunction with its regular review of executives’ salaries and make such increases, if any, to his Base Salary as the Flora Growth Board shall deem appropriate in its sole and absolute discretion.

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(b) Incentive Compensation

(i) Executive shall be eligible to receive a “Discretionary Annual Bonus” with a target amount of fifty percent (50%) of Base Salary. The amount, if any, of each Discretionary Annual Bonus payable to Executive shall be determined by the Flora Growth Board in its sole and absolute discretion, taking into account such criteria as the Flora Growth Board shall deem appropriate and may be more or less than the target amount. The Flora Growth Board shall make its determination of the amount of the Discretionary Annual Bonus (if any) payable to Executive promptly after the Flora Growth Board’s acceptance of the financial results for the applicable year. Executive shall be entitled to receive the Discretionary Annual Bonus (if any) for a given year so long as he is an employee on the last day of the year for which the Discretionary Annual Bonus is given. Each such Discretionary Annual Bonus directed to be awarded to Executive shall be payable as soon as practical, but no later than March 15 of the year following the year of performance. Subject to the foregoing, Executive may be entitled to receive a pro-rata amount of the Discretionary Annual Bonus for any partial calendar year occurring by reason of termination of this Agreement pursuant to Section 5(b) or (c) below.

(ii) On the Effective Date, the Executive shall be granted a stock option, exercisable for up to 75,000 shares of Flora Growth common stock, at an exercise price equal to the closing price of Flora Growth’s common shares on the day immediately preceding the Effective Date. Subject to Executive’s continued employment, such stock option shall vest one year from the date of the grant and shall be exercisable for a period of five (5) years. Commencing in fiscal year 2023, Executive shall be eligible to participate in any equity compensation plan under which similarly-situated senior executives of Flora Management and the Flora Affiliates are eligible to receive equity awards for service to Flora Management (the “EIP”). The terms and amounts of any EIP awards granted to Executive shall be determined by the Flora Growth Board in its sole and absolute discretion. Payments of amounts (if any) under the EIP shall be structured to provide liquidity at such times and in such amounts as is necessary to permit Executive to pay on a timely basis all income and employment taxes due by reason of any incentive compensation payable to him under the EIP.

(iii) Executive may be eligible to participate in such other incentive compensation programs as may be provided to senior executives of Flora Management or the Flora Affiliates from time-to-time.

(iv) Notwithstanding anything to the contrary contained in this Agreement, Executive’s entitlement to any Discretionary Annual Bonus and any award granted to Executive under the EIP or any other incentive compensation program shall be determined and approved by the Flora Growth Board, in each case in its sole and absolute discretion.

(c) Other Benefits. Executive shall be entitled to paid time off and holiday pay in accordance with Flora Management policies in effect from time to time, and to participate in such life, health and disability insurance, pension, deferred compensation and incentive plans, stock options and awards, performance bonuses and other benefits as Flora Management extends, as a matter of policy, to senior executive employees of Flora Management. Executive and his dependants shall be entitled to enrol in a health insurance plan offered by Flora Management or a Flora Affiliate, the premium of which shall be paid for by Flora Management. Until such time, Executive shall be reimbursed for any COBRA payments.

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(d) Reimbursement of Business Expenses. Flora Management shall reimburse Executive for all reasonable travel, entertainment and other expenses incurred or paid by Executive in connection with, or related to, the performance of his duties, responsibilities or services to Flora Management and the other Flora Affiliates under this Agreement in accordance with the reimbursement policy and procedure then adopted, from time to time, by Flora Management and upon presentation by Executive of reasonable documentation, expense statements, vouchers and such other supporting information as Flora Management may reasonably request.

5. Termination

(a) Termination by Flora Management for Cause. Flora Management may terminate Executive’s employment at any time for Cause upon written notice. For purposes of this Agreement, “Cause” for termination shall mean any of the following: (i) the conviction of Executive of, or the entry of a plea of guilty, first offender probation before judgment or nolo contendere by Executive to, any felony or any other crime involving dishonesty; (ii) fraud, misappropriation or embezzlement in connection with employment; (iii) breach of fiduciary duty or duty of loyalty by Executive with respect to Flora Management or any of the Flora Affiliates; (iv) Executive’s willful failure or refusal to perform assigned duties or comply with any lawful written directive of the Flora Growth Board; (v) Executive’s gross negligence in the performance of his assigned duties for Flora Management or any Flora Affiliate; (vi) any willful act or omission of Executive that the Flora Growth Board reasonably determines to be likely to have a material adverse impact on Flora Management’s or any Flora Affiliate’s business or reputation for honesty and fair dealing; (vi) the material breach by Executive of this Agreement or any other contract with Flora Management or any Flora Affiliate that is not cured (if capable of cure, as determined by the Flora Growth Board in its reasonable judgment) within thirty (30) days following written notice to Executive describing such breach; or (vii) the material violation by Executive of any applicable policy of Flora Management or any of the Flora Affiliates that is not cured (if capable of cure, as determined by the Flora Management Board in its reasonable judgment) within thirty (30) days following written notice to Executive describing such violation. For purposes of this Section 5(a), conduct is “willful” if Executive engages in such conduct in bad faith or without a reasonable basis to believe that such conduct is required by law or otherwise in the best interests of Flora Management.

(b) Termination by Flora Management without Cause. Flora Management may terminate Executive’s employment at any time without Cause upon sixty (60) days’ written notice. At Flora Management’s sole and absolute discretion, during all or any part of such notice period, Flora Management may (i) relieve Executive of all or any part of his duties, and such action shall not constitute Good Reason, and/or (ii) provide pay in lieu of notice by paying one day of Base Salary for each day of notice not given. Any pay in lieu of notice shall not be offset against any entitlement Executive may have to the Severance Payment pursuant to Section 6(c)(i) below.

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(c) Termination by Executive for Good Reason. Executive may terminate his employment with Flora Management at any time for Good Reason, upon sixty (60) days’ written notice by Executive to Flora Management. Executive may not terminate this Agreement for Good Reason hereunder unless and until he has provided Flora Management with written notice of the action which Executive contends to be Good Reason (which notice must specify that such action constitutes the basis for a “Good Reason” resignation hereunder), such written notice is provided within sixty (60) days after the first occurrence of the event which Executive contends to be Good Reason and Flora Management has failed to reasonably remedy such action within thirty (30) days after receiving such written notice. For purposes of this Agreement, “Good Reason” for termination shall mean any of the following: (i) a material diminution in Executive’s duties or responsibilities; (ii) a material reduction in Executive’s Base Salary; or (iii) a material breach of this Agreement by Flora Management. As used herein, “a material diminution in Executive’s duties or responsibilities” shall mean the assignment to Executive on a sustained basis of substantial duties and responsibilities that are materially inconsistent with, and materially below those reasonably expected to be performed by a person in, Executive’s position with Flora Management. For the avoidance of doubt, the removal of Executive from any position with a Flora Affiliate shall not constitute Good Reason.

(d) Executive’s Death or Disability. Executive’s employment with Flora Management shall terminate immediately upon his death or, upon written notice as set forth below, his Disability. As used in this Agreement, “Disability” shall mean such permanent physical or mental impairment as would render Executive unable to perform his duties under this Agreement for more than one hundred eighty (180) days. If Executive’s employment is terminated by reason of Executive’s Disability, either party shall give thirty (30) days’ advance written notice to that effect to the other. This Section 5(d) is intended to be interpreted and applied consistent with any laws, statutes, regulations, and ordinances prohibiting discrimination, harassment, or retaliation on the basis of a disability.

(e) Termination by Executive without Good Reason. Executive may terminate his employment with Flora Management at any time without Good Reason upon giving Flora Management sixty (60) days’ written notice. At Flora Management’s sole and absolute discretion, during all or any part of such notice period, Flora Management may (i) relieve Executive of all or any part of his duties, and such action shall not constitute Good Reason, and/or (ii) provide pay in lieu of notice by paying one day of Base Salary for each day of notice not given. Any pay in lieu of notice shall not be offset against any entitlement Executive may have to the Severance Payment pursuant to Section 6(c)(i) below.

6. Effect of Termination

(a) General. Regardless of the reason for any termination of this Agreement (other than terminations due to Executive’s death or Disability, which are covered by Sections 6(e)(i) and (ii) below, respectively), Executive shall be entitled to receive each of the following: (i) payment of any unpaid portion of his Base Salary through the effective date of termination; (ii) reimbursement for any outstanding reasonable business expense he has incurred in performing his duties hereunder in accordance with Section 4(d) above; (iii) continued insurance benefits to the extent required by law; and (iv) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan, or any other employee benefit plan or program of Flora Management or a Flora Affiliate.

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(b) Termination by Flora Management for Cause. If Flora Management terminates Executive’s employment for Cause, Executive shall have no rights or claims under this Agreement against Flora Management or any of the Flora Affiliates or their officers, directors, employees, or equity holders, with respect to such termination of employment or termination of any other position then held by Executive with any of the Flora Affiliates, except only to receive the payments and benefits described in Section 6(a) above.

(c) Termination by Flora Management without Cause or by Executive for Good Reason. If, after the one-year anniversary date of the Effective Date, Flora Management terminates Executive’s employment without Cause pursuant to Section 5(b) above or Executive terminates his employment for Good Reason pursuant to Section 5(c) above, and such termination is effective during the Term, then Executive shall only be entitled to receive, and Flora Management shall pay, in addition to the items referenced in Section 6(a) above, the following:

(i) An aggregate amount equal to his Base Salary at the rate in effect on his last day of employment (the “Severance Payment”), less all legally required payroll deductions and withholdings. Fifty percent (50%) of the Severance Payment shall be paid in a lump sum on the third business day following the Release Effective Date (the “Payment Date”), and the remaining fifty percent (50%) of the Severance Payment shall be paid in twelve (12) equal monthly instalments commencing on the effective date of termination; provided, however, that the first such payment will be made on the Payment Date and will include all payments that would have been made sooner if the Release Effective Date had occurred on the effective date of termination. The twelve (12)-month period during which Severance Payments shall be tendered is the “Severance Payment Period.”

(ii) To help defray Executive’s costs of procuring health insurance coverage (including, to the extent applicable, continuation coverage under COBRA), Flora Management shall pay Executive an additional monthly stipend of Two Thousand Dollars ($2.000.00) (the “Additional Amount”), less all legally required payroll deductions and withholdings, with each Severance Payment instalment during the Severance Payment Period to be paid to Executive under Section 6(c)(i) above; provided, however, that Executive shall promptly notify Flora Management if he becomes eligible to obtain insurance coverage under another group insurance plan at which time payment of the Additional Amount to Executive shall cease. In no event shall payment of the Additional Amount to Executive extend beyond the Severance Payment Period.

(iii) A pro-rata share of any Discretionary Annual Bonus which Executive otherwise would have been entitled under Section 4(b)(i) above for the calendar year in which his employment terminates without Cause or for Good Reason, with such discretionary amount determined by the Flora Growth Board in good faith and prorated based on the number of days Executive is employed in the year of termination. Such pro-rated bonus shall be paid to Executive no later than March 15 of the year following the year of termination, and in no event shall any discretionary amount be determined in a manner different than such amounts are determined for still-employed senior executives of Flora Management.

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(d) Termination by Executive without Good Reason. If Executive terminates this Agreement without Good Reason, Executive shall only be entitled to receive the payments and benefits described in Section 6(a).

(e) Termination upon Death or Disability

(i) If Executive’s employment terminates in the event of his death, Executive’s estate shall be entitled to receive (a) payment of any unpaid portion of his Base Salary through the date of his death, (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program of Flora Management or the Flora Affiliates and (c) a pro-rata share of any Discretionary Annual Bonus to which he otherwise would have been entitled under Section 4(b)(i) above for the calendar year in which his death occurs at no less than the target bonus percentage, paid at the time discretionary annual bonuses are paid to still-employed executives of Flora Management. Further, Flora Management shall pay the Additional Amount for a period of twelve (12) months following his date of death. Executive’s estate shall not be entitled to receive any severance pay or benefits or other amounts for termination due to his death other than as provided in this Section 6(e)(i); and

(ii) In the event Executive’s employment terminates due to his Disability, he shall be entitled to receive his Base Salary through the date he is terminated due to his Disability. Executive also shall be entitled to receive a pro-rata share of any Discretionary Annual Bonus to which he otherwise would have been entitled under Section 4(b)(i) above for the calendar year in which his employment terminates due to his Disability, paid at the time discretionary annual bonuses are paid to still-employed executives of Flora Management. Further, Flora Management shall pay the Additional Amount for a period of twelve (12) months following the date of termination of his employment; provided, however, that if such insurance coverage becomes available under another group insurance plan during the twelve (12)-month period, payment of the Additional Amount shall cease. Executive shall receive no severance pay or benefits for termination due to his Disability other than as provided in this Section 6(e)(ii).

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(f) Non-Renewal of Employment. If employment terminates based upon the expiration of the Employment Term, then Executive shall only be entitled to receive the items referenced in Section 6(a) above.

(g) Termination following Change in Control. If a Change in Control (as defined below) occurs during the Term, the following provisions shall apply:

(i) Termination without Cause or for Good Reason. If Flora Management terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason within twelve (12) months following a Change in Control, the termination shall be treated as a termination pursuant to Section 6(c) above; provided, however, that the Severance Payment shall be increased to one and one half times (1.5x) Executive’s Base Salary. For the avoidance of doubt, Executive shall not be required to complete one year of service to be eligible to receive the Severance Payment referred to in this subsection (g)(i).

For purposes of this Agreement, a “Change in Control” means a (i) Change in Ownership of Flora Growth, (ii) Change in Ownership of Assets of Flora Growth, or (iii) a Change in Effective Control of Flora Growth, as described herein and construed in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

(A)	A “Change in Ownership of Flora Growth” shall occur on the date that any Person acquires, or Persons Acting as a Group acquire, ownership of the equity interests of Flora Growth that, together with the stock held by such Person or Group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the equity interests of Flora Growth. However, if any Person is, or Persons Acting as a Group are, considered to own more than fifty percent (50%) of the total fair market value or total voting power of the equity interests of Flora Growth, the acquisition of additional stock by the same Person or Persons Acting as a Group is not considered to cause a Change in Ownership of Flora Growth. An increase in the percentage of equity interests owned by any Person, or Persons Acting as a Group, as a result of a transaction in which Flora Growth acquires its equity interests in exchange for property shall be treated as an acquisition of equity interests.

(B)	A “Change in the Ownership of Assets of Flora Growth” shall occur on the date that any Person acquires, or Persons Acting as a Group acquire (or has or have acquired during the twelve (12)-month period ending on the date of the most recent acquisition by such Person or Persons) assets from Flora Growth that have a total gross fair market value equal to or more than eighty-five percent (85%) of the total gross fair market value of all of the assets of Flora Growth immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of Flora Growth, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

(C)	A “Change in Effective Control of Flora Growth” shall occur on the date (i) more than fifty percent (50%) of the members of the Flora Growth Board are replaced during any twelve (12)-month period by directors whose appointment or election is not endorsed by a majority of the existing members of the Flora Growth Board or (ii) the individual serving as CEO as of the Effective Date of this Agreement is either terminated without Cause or resigns for Good Reason.

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The following rules of construction apply in interpreting the definition of Change in Control:

(D)	A “Person” means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by Flora Growth and by entities controlled by Flora Growth or an underwriter of the equity interests of Flora Growth in a registered public offering.

(E)	Persons shall be considered to be “Persons Acting as a Group (or a Group)” if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock or similar business transaction with Flora Growth. If a Person owns equity interests in both Flora Growth and the other corporation that enters into a merger, consolidation, purchase or acquisition of stock or similar business transaction, such holder is considered to be acting as a Group with other holders only with respect to the ownership in the entity giving rise to the change and not with respect to the ownership interest in Flora Growth. Persons shall not be considered to be acting as a Group solely because they purchase assets of the same entity at the same time or purchase or own stock of the same corporation at the same time, or as a result of the same public offering.

(F)	For purposes of this definition, fair market value shall be determined by the Flora Growth Board.

(G)	A Change in Control shall not include a transfer to a related person as described in Code Section 409A.

(H)	For purposes of this definition, Code Section 318(a) applies to determine ownership. Equity underlying a vested option is considered owned by the individual who holds the vested option (and the stock underlying an unvested option is not considered owned by the individual who holds the unvested option). For purposes of the preceding sentence, however, if a vested option is exercisable for equity that is not substantially vested (as defined by Treasury Regulation §§1.83-3(b) and (j)), the equity underlying the option is not treated as owned by the individual who holds the option.

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(h) Release Agreement Required for Severance Payments. No post-employment payments by Flora Management relating to termination of employment under the provisions of Section 6(c), (d), (e), or (g) above shall commence until Executive executes and delivers a Separation and General Release Agreement (the “Release Agreement”) in the form of attached Exhibit A in all material respects and the Release Agreement has become effective and irrevocable (the date thereof, the “Release Effective Date”), all of which must occur by no later than the thirtieth (30th) day following the termination of Executive’s employment (or such later deadline as applicable law may require).

(i) Payments upon Separation. Notwithstanding any contrary payment provisions of this Section 6, all payments in connection with a separation from service under this Agreement shall be made as of the latest of the following dates: (i) the thirtieth (30th) day following the termination of Executive’s employment and his delivery without revocation of the executed Separation Agreement; (ii) to the extent required under Section 11(b) below, the first business day that is six (6) months following Executive’s separation from service; or (iii) the payment date required under the terms of any deferred compensation plan subject to the requirements of Code Section 409A. Amounts otherwise payable prior to these dates shall be delayed pursuant to this provision. Executive shall not retain the ability to elect the tax year of any payments under the Separation Agreement and to the extent any payment could be made in one (1) of two (2) tax years, such payment shall be made in the later tax year. All payments under this Agreement shall be subject to all applicable federal, state, and local tax withholding.

(j) Cooperation. Following the Employment Period, Executive shall assist and cooperate with Flora Management and the Flora Affiliates in the orderly transition of work to others if so requested by Flora Management or the Flora Affiliates. Executive shall cooperate with Flora Management and the Flora Affiliates and be responsive to requests for information by any of them relating to their respective business matters about which Executive may have information or knowledge and reasonably assist Flora Management and the Flora Affiliates, as the case may be, with any litigation, threatened litigation or arbitration proceeding relating to Flora Management’s or any Flora Affiliate’s business as to which business Executive had relevant knowledge, and Flora Management shall reimburse Executive for reasonable costs, including attorneys’ fees and expenses, actually incurred by Executive in connection with such assistance.

7. Confidentiality

(a) Definition of Proprietary Information. Executive acknowledges that he may be furnished or may otherwise receive or have access to confidential information which relates to Flora Management’s or a Flora Affiliate’s past, present or future business activities, strategies, services or products, research and development; financial analysis and data; improvements, inventions, processes, techniques, designs or other technical data; profit margins and other financial information; fee arrangements; terms and contents of leases, asset management agreements and other contracts; tenant and vendor lists or other compilations for marketing or development; confidential personnel and payroll information; or other information regarding administrative, management, financial, marketing, leasing or sales activities of Flora Management or any Flora Affiliates or of a third party which provided proprietary information to either or both on a confidential basis. All such information, including any materials or documents containing such information, shall be considered by Flora Management, the Flora Affiliates, and Executive as proprietary and confidential information of Flora Management and the Flora Affiliates (the “Proprietary Information”).

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(b) Exclusions. Notwithstanding the foregoing, Proprietary Information shall not include (i) information disseminated by Flora Management or Flora Affiliates on a non-confidential basis to third parties in the ordinary course of business; (ii) information in the public domain not as a result of a breach of any duty by Executive or any other person; or (iii) information that Flora Management or Flora Affiliates, as the case may be, does not consider confidential.

(c) Obligations. Both during the Employment Period and after termination of his employment for any reason, including expiration of the Term (the “Nondisclosure Restricted Period”), Executive shall preserve and protect the confidentiality of the Proprietary Information and all physical forms thereof, whether disclosed to him before this Agreement is signed or afterward. In addition, Executive shall not (i) disclose or disseminate the Proprietary Information to any third party, including employees of Flora Management or Flora Affiliates without a legitimate business need to know; (ii) remove the Proprietary Information from Flora Management’ or any of the Flora Affiliate’s premises without a valid business purpose; or (iii) use the Proprietary Information for his own benefit or for the benefit of any third party, in each of the foregoing cases during the Nondisclosure Restricted Period.

(d) Notice of Immunity under the Economic Espionage Act of 1996, as amended by the Defend Trade Secrets Act of 2016 (“DTSA”)

(i) Notwithstanding any other provision of this Agreement, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:

(A)

is made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or

(B)	is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.

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(ii) Notwithstanding any other provision of this Agreement, if Executive files a lawsuit for retaliation by Flora Management for reporting a suspected violation of law, Executive may disclose the Flora Management’s trade secrets to Executive’s attorney and use the trade secret information in the court proceeding if Executive:

(A)	files any document containing the trade secret under seal; and

(B)	does not disclose the trade secret, except pursuant to court order.

(e) Communications with Government Agencies. Nothing in this Agreement or any other agreement between Flora Management and Executive or any policy of Flora Management:

(i) prohibits Executive from communicating with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Health and Safety Administration, the Securities and Exchange Commission, or any other government agency (each a “Government Agency”) about a potential violation of the law;

(ii) limits Executive’s ability, without notice to or approval from Flora Management:

(A)	to file a charge or complaint with a Government Agency;

(B)	to participate in an investigation or proceeding conducted by a Government Agency; or

(C)	to provide information or documents to a Government Agency in connection with an investigation or proceeding.

(iii) restricts Executive’s right to receive a reward or incentive for information provided to a Government Agency.

(f) Return of Proprietary Information. Executive acknowledges that all the Proprietary Information pre-existing, used or generated during the course of his employment by Flora Management is the property of Flora Management and the Flora Affiliates, as the case may be, and Executive holds and uses such as a trustee for Flora Management or the Flora Affiliates and subject to Flora Management’s and the Flora Affiliates’ sole control. Executive shall deliver to Flora Management or the Flora Affiliates, as applicable, all documents and other tangibles (including diskettes and other storage media) containing the Proprietary Information (x) at any time upon request by the Flora Growth Board or the applicable Flora Affiliate during his Employment Period and (y) immediately upon termination of the Employment Period.

8. Noncompetition

The following definitions shall apply for the purpose of this Section 8:

(i) “Competing Business” shall mean any natural person or entity engaged in the business of selling, manufacturing or distributing cannabis or cannabis related products.

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(ii) “Customer” shall mean any Person with which Flora Management or Flora Affiliates has an existing sales contract with or whom purchases a material amount of goods and/or services from Flora Affiliates.

(iii) “Prospective Customer” shall mean any person or entity to whom Executive or Flora Management or any of the Flora Affiliates sent or delivered a written sales proposal, quote or contract, or with whom Executive or Flora Management or any of the Flora Affiliates had business contact for the purpose of developing that person or entity into a customer of Flora Management or a Flora Affiliate.

(iv) “Restricted Area” shall mean within the United States and any other geographic area included in Flora Management’s and any Flora Affiliate’s business plans during the Employment Period.

(v) “Restricted Period” shall mean the Employment Period and a period of twelve (12) months following the expiration, resignation, or termination of Executive’s employment for any reason.

(vi) “Solicit” shall mean to knowingly solicit, call upon, or initiate communications or contacts with a person or entity for the purpose of developing or continuing a business relationship.

(a) Restriction on Competition. During the Restricted Period, Executive shall not engage, directly or indirectly, either individually or through another person or entity, whether as an owner, employee, consultant, partner, principal, agent, representative, stockholder or otherwise, of, in, to or for any Competing Business in the Restricted Area; provided, however, that this Section 8(a) shall not prohibit Executive from (i) owning five percent (5%) or less of the outstanding stock of any publicly traded corporation, (ii) owning an equity interest in any other entity approved by the Flora Growth Board and listed on Exhibit B hereto, or (iii) serving on the board of directors of any Flora Affiliate.

(b) Non-Solicitation of Customers. During the Restricted Period, Executive shall not (except on behalf of Flora Management or a Flora Affiliate) Solicit, directly or indirectly, on his own behalf or on behalf of any other person(s), any Customer or Prospective Customer of Flora Management or any of the Flora Affiliates for any line of business that Flora Management or Flora Affiliates conducts or plans to conduct as of the date of Executive’s termination of employment for the purpose of conducting, marketing or providing for a Competing Business.

(c) Non-Solicitation of Employees. During the Restricted Period, Executive shall not, directly or indirectly, Solicit or employ or cause any business, other than an affiliate of Flora Management or Flora Growth, to Solicit or employ any person who is then or was at any time during the two (2)-year period prior to Executive’s termination as an employee of Flora Management or any of the Flora Affiliates and who is at the time of such employee’s separation from Flora Management or Flora Affiliates, a director, vice president, senior vice president, executive vice president or similar position of Flora Management or any of the Flora Affiliates, except to the extent that such action is undertaken in the ordinary course of hiring practices (e.g., an employment solicitation that is transmitted generally to the public or in the industry, rather than one that is targeted directly to any such Flora Management or Flora Affiliates’ employee).

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(d) Acknowledgement. Executive acknowledges that he will acquire much Proprietary Information concerning the past, present and future business of Flora Management and the Flora Affiliates as the result of his employment with Flora Management, as well as access to the relationships between Flora Management, Flora Growth and the other Flora Affiliates and their respective clients and employees. Executive further acknowledges that the business of Flora Management and the Flora Affiliates is very competitive and that competition by him in that business during the Employment Period and the Restricted Period would severely injure Flora Management and the Flora Affiliates, as the case may be. Executive understands that the restrictions contained in this Section 8 are reasonable and are required for Flora Management’ and the Flora Affiliates’ legitimate protection, and do not unduly limit his ability to earn a livelihood.

(e) Judicial Modification; Severability. If a court or arbitrator of competent jurisdiction determines that any provision of this Section 8 is overly broad or otherwise unenforceable, it is the intention of the parties that such court or arbitrator shall modify such provision to the minimum extent necessary to render such provision enforceable and then enforce such provision as modified. If any provision of this Agreement cannot be enforced, notwithstanding judicial modification as provided in this Section 8(e), such unenforceable provision shall be severed from this Agreement.

(f) Successors and Assigns. Flora Management and its successors and assigns may enforce these restrictive covenants.

9. Executive Representations

Executive represents and warrants to Flora Management that he is aware of the essential functions of his position set forth in Section 2 above, and that he is able to perform all of the essential functions of General Counsel with or without a reasonable accommodation under the law. Further, except as otherwise identified in this Agreement, Executive is not now under any obligation of a contractual or other nature to any person, business or other entity which is inconsistent or in conflict with this Agreement or which would prevent him from performing his obligations under this Agreement.

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10. Arbitration

(a) Jury Trial Waiver, Arbitration. ALL ISSUES, MATTERS AND DISPUTES BETWEEN THE PARTIES REGARDING THE PARTIES’ EMPLOYMENT RELATIONSHIP OR TERMINATION OF THAT RELATIONSHIP, INCLUDING THIS AGREEMENT OR ANY BREACH OF THIS AGREEMENT, SHALL BE SUBMITTED TO AND DECIDED BY BINDING ARBITRATION IN FORT LAUDERDALE, FLORIDA. Executive agrees, on behalf of Executive and his agents or assigns that, except as otherwise provided in this paragraph, all potentially litigable claims or controversies arising out of this Agreement, Executive’s employment with Flora Management, or the termination of that employment, shall be submitted to final and binding arbitration pursuant to the Federal Arbitration Act. Said arbitration will be conducted before a mutually acceptable arbitrator with JAMS under JAMS’ Commercial Arbitration Rules and Mediation Procedures. If the Parties cannot agree upon an arbitrator, the claim or controversy shall be arbitrated by a single arbitrator selected in accordance with the applicable JAMS’ rules. This Agreement to arbitrate covers all grievances, disputes, claims, or causes of action that otherwise could be brought in a federal, state, or local court or agency under applicable federal, state, or local laws, arising out of or relating to Executive’s employment with Flora Management and the termination thereof, including claims Executive may have against Flora Management or against its officers, directors, supervisors, managers, employees, or agents in their capacity as such or otherwise, or that Flora Management may have against Executive. The claims covered by this Agreement include, but are not limited to, claims for breach of any contract or covenant (express or implied), tort claims, claims for wages, or other compensation due, claims for wrongful termination (constructive or actual), claims for whistle blowing, claims for discrimination or harassment (including, but not limited to, harassment or discrimination based on race, age, color, sex, gender, national origin, alienage or citizenship status, creed, religion, marital status, partnership status, military status, predisposing genetic characteristics, medical condition, psychological condition, mental condition, criminal accusations and convictions, disability, sexual orientation, or any other trait or characteristic protected by federal, state, or local law), and claims for violation of any federal, state, local, or other governmental law, statute, regulation, or ordinance. Neither Flora Management nor the Executive may pursue or participate in any claim against the other (i) as a class action or collective action; (ii) in a representative capacity on behalf of other persons or entities who are claimed to be similarly situated; (iii) in the capacity of a class member in any action, proceeding or arbitration against any party to this agreement; or (iv) absent the written consent of all parties, on a consolidated basis. Arbitration shall be brought solely on an individual basis and not on a class, group, collective, or representative basis, and the arbitrator in any arbitration under this Agreement has no power or authority to conduct the arbitration as a class or collective action or in a representative capacity. The arbitrator has the authority to award any type of relief or damages that could otherwise be awarded by a judge or jury to the Executive or Flora Management in their individual capacities. The arbitrator shall not, however, modify or disregard any provision of this Agreement. ARBITRATION AS PROVIDED IN THIS AGREEMENT SHALL BE THE EXCLUSIVE AND BINDING REMEDY AND WILL BE USED INSTEAD OF ANY COURT ACTION OR JURY TRIAL, WHICH IS HEREBY EXPRESSLY WAIVED. Each Party shall be responsible for its or his own costs incurred in such arbitration and in enforcing any arbitration award, including attorneys’ fees and expenses. The Executive hereby consents to personal jurisdiction and exclusive venue in the Federal Courts of Broward County, Florida, if such Court can exercise jurisdiction over the matter for any action brought by Flora Management seeking injunctive relief.

(b) Injunctive Relief Pending Arbitration. Notwithstanding the foregoing, either party may apply to a court of competent jurisdiction at any time for (i) an order compelling arbitration pursuant to this Agreement and/or (ii) temporary and/or preliminary injunctive relief to preserve the status quo and prevent irreparable harm pending arbitration.

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11. Miscellaneous

(a) Parachute Payments. In the event that (i) any severance payment, insurance benefits, accelerated vesting, pro-rated bonus or other benefit payable to Executive shall constitute a “parachute payment” within the meaning of Code Section 280G (“Parachute Payment”) and be subject to the excise tax imposed by Code Section 4999 (the “Excise Tax”), and (ii) if the payments to Executive were reduced to the minimum extent necessary so that such payments did not constitute Parachute Payments, the net benefits retained by Executive after the deduction of any federal, state or local income taxes would be greater than the net benefits retained by Executive if there was no such reduction after the deduction of Excise Tax and any federal, state or local income taxes, then such payments shall be so reduced. Such reduction shall be accomplished in any manner deemed appropriate by Flora Management after consultation with Executive. For purposes of making the foregoing determination: (1) Parachute Payments provided under arrangements with Executive other than this Agreement, if any, shall be taken into account in determining the total amount of Parachute Payments received by Executive so that the amount of Parachute Payments that are attributable to provisions of this Agreement is maximized; and (2) Executive shall be deemed to pay federal, state and local income taxes at the highest marginal rate of taxation for Executive’s taxable year in which the Parachute Payments are includable in Executive’s income for purposes of federal, state and local income taxation. The determination of whether the Excise Tax is payable, and the amount of any reduction necessary to make the Excise Tax not payable, as well as whether such a reduction would result in greater after-tax benefits to Executive, shall be made in writing in good faith by a nationally-recognized independent certified public accounting firm approved by Flora Management and Executive, such approval not to be unreasonably withheld (the “Accounting Firm”). For purposes of making the calculations required by this Section 11(a), to the extent not otherwise specified herein, reasonable assumptions and approximations may be made with respect to applicable taxes and reasonable, good faith interpretations of the Code may be relied upon. Flora Management and Executive shall furnish such information and documents as may be reasonably requested in connection with the performance of the calculations under this Section 11(a). Flora Management shall bear all costs incurred in connection with the performance of the calculations contemplated by this Section 11(a).

(b) Section 409A Compliance. Notwithstanding anything to the contrary in this Agreement, in-kind benefits and reimbursements provided under this Agreement shall be provided in accordance with the requirements of Treasury Regulation Section 1.409A-3(i)(1)(iv), such that any in-kind benefits and reimbursements provided under this Agreement during any calendar year shall not affect in-kind benefits or reimbursements to be provided in any other calendar year, other than an arrangement providing for the reimbursement of medical expenses referred to in Code Section 105(b), and any in-kind benefits and reimbursements shall not be subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, reimbursement requests must be timely submitted by Executive and, if timely submitted, reimbursement payments shall be promptly made to Executive following such submission, but in no event later than December 31st of the calendar year following the calendar year in which the expense was incurred. In no event shall Executive be entitled to any reimbursement payments after December 31st of the calendar year following the calendar year in which the expense was incurred.

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Notwithstanding anything to the contrary in this Agreement, to the maximum extent permitted by applicable law, amounts payable to Executive pursuant to the severance pay provisions of Section 6 above and the parachute payment provisions of Section 11(a) above are intended to be exempt from treatment as nonqualified deferred compensation under Code Section 409A to the maximum extent permitted by the Code and applicable Treasury Regulations, including exemptions under Treasury Regulation Section 1.409A-1(b)(9) (separation pay plans) or Treasury Regulation Section 1.409A-1(b)(4) (short-term deferrals). If Executive is treated as a “specified employee” (as determined by the Flora Management in its discretion in accordance with applicable regulations under Code Section 409A) at the time of his separation from service (within the meaning of Code Section 409A) from Flora Management and each employer treated as a single employer with Flora Management under Code Section 414(b) or (c) (provided that in applying such Sections and in accordance with the rules of Treasury Regulations Section 1.409A-1(h)(3), the language “at least 50 percent” shall be used instead of “at least 80 percent”) and if any amounts of nonqualified deferred compensation (within the meaning of Code Section 409A) are payable under this Agreement by reason of Executive’s separation from service, then payment of the amounts so treated as nonqualified deferred compensation which would otherwise be payable during the six (6)-month period following Executive’s separation from service shall be delayed until the earlier of (i) the first business day which is at least six (6) months and one (1) day following the date of such separation from service, (ii) the death of Executive, or (iii) such earlier date on which payment is permitted under Code Section 409A(a)(2)(B), and such payment shall be increased for delayed payment based on a crediting rate of the applicable federal short-term rate under Code Section 1274(d) (as determined on the date(s) payment(s) would have otherwise been made) from the date payment(s) would have otherwise been made without regard to this provision and the date payment is actually made. Any series of payments due under this Agreement, other than a payment which is a life annuity, shall for all purposes of Code Section 409A be treated as a series of separate payments and not as a single payment. If any amount otherwise payable under this Agreement by reason of a termination of employment from Flora Management is treated as nonqualified deferred compensation (within the meaning of Code Section 409A), then instead of making such payment upon occurrence of the termination of employment, such payment shall be made at such time as Executive has a separation from service (within the meaning of Code Section 409A) from Flora Management and each employer treated as a single employer with Flora Management, as determined above.

(c) Notices. All notices required or permitted under this Agreement shall be in writing and shall be deemed effective (i) upon personal delivery, (ii) upon deposit with the United States Postal Service, by registered or certified mail, postage prepaid or (iii) in the case of email transmission or delivery by nationally recognized overnight deliver service, when received, addressed as follows:

(i)	If to Flora Management, to:

Flora Growth Management Corp. 198 Davenport Road Toronto, Ontario M5R 1J2, Canada Email: luis.merchan@floragrowth.com

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(ii)	If to Executive, to:
Elshad Garayev Address on File

or to such other address or addresses as either party shall designate to the other in writing from time to time by like notice.

(d) Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.

(e) Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement. The Prior Agreement is declared null and void as of the Effective Date.

(f) Amendment. This Agreement may be amended or modified only after approval by the Flora Growth Board and by a written instrument executed by both Flora Management and Executive.

(g) Governing Law. This Agreement shall be construed, interpreted, and enforced in accordance with the laws of the State of Florida, without regard to its conflicts of laws principles.

(h) Successors and Assigns; Change in Control. This Agreement shall be binding upon and inure to the benefit of both parties and each of its successors and assigns, including any entity with which or into which Flora Management may be merged or which may succeed to its assets or business or any entity to which Flora Management may assign its rights and obligations under this Agreement; provided, however, that the obligations of Executive are personal and shall not be assigned or delegated by him.

(i) Waiver. No delays or omission by Flora Management or Executive in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by Flora Management or Executive on any one (1) occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

(j) Captions. The captions appearing in this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

(k) Severability. In case any provision of this Agreement shall be held by a court or arbitrator with jurisdiction over the parties to this Agreement to be invalid, illegal or otherwise unenforceable, such provision shall be restated to reflect as nearly as possible the original intentions of the parties in accordance with applicable law, and the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

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(l) Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one (1) and the same instrument.

(m) Survival. The provisions of Sections 7 through 11 of this Agreement shall survive any termination of Executive’s employment.

12. Approvals

The effectiveness of this Agreement is subject to the approval of the Flora Growth Board. Delivery of this Agreement executed by Flora Management to Executive shall be deemed conclusive evidence of such approval and upon such approval this Agreement shall be deemed effective as of the Effective Date.

13. No Other Employment or Compensation

Executive (x) represents and warrants to Flora Management and the other Flora Affiliates that, and (y) agrees that during the Employment Period, (a) he is not and shall not be a party to any employment agreement or directly or indirectly involved in any employment or consulting arrangement or relationship with Flora Management or any other Flora Affiliate, except for this Agreement and as expressly permitted hereunder, and (b) he is not and shall not be directly or indirectly receiving any compensation, fees or payments of any other kind in exchange for any employment, consulting or other services provided to Flora Management or any other Flora Affiliate, except as provided under this Agreement and as expressly permitted hereunder.

14. Taxes

All payments to Executive pursuant to this Agreement shall be subject to withholding for taxes required by applicable law.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Agreement Date.

EXECUTIVE:	FLORA GROWTH MANAGEMENT CORP.

/s/ Elshad Garayev	By:	/s/ Luis Merchan
Elshad Garayev		Name: Luis Merchan
Title: President & CEO

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